Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement Nos. 333-250103; 333-250103-01
January 31, 2022

Market Linked Securities—Leveraged Upside Participation and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Dow Jones Industrial AverageSM, the Russell 2000®

Index and the S&P 500® Index due March 3, 2028

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Term	6 years
Underlyings	Dow Jones Industrial AverageSM (the “INDU Index”), the Russell 2000® Index (the “RTY” Index) and S&P 500® Index (the “SPX Index”)
Pricing date	February 28, 2022
Original issue date	March 3, 2022*
Face amount	$1,000 per security (100% of par)
Maturity payment amount	See “Investment description” on this page and “How the maturity payment amount is calculated” on page 3.
Maturity date	March 3, 2028*
Starting level	With respect to each underlying, its closing level on the pricing date
Ending level	With respect to each underlying, its closing level on the calculation day
Threshold level	75% of the starting level for each underlying
Participation rate	At least 153%, to be determined on the pricing date
Lowest performing underlying	The underlying with the lowest underlying return
Underlying return	With respect to each underlying, the percentage change from its starting level to its ending level, measured as follows: ending level – starting level starting level
Calculation day	February 25, 2028*
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $38.20 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $25.00 per security, and WFA will receive a distribution expense fee of $1.20 for each security sold by WFA.

In respect of certain securities sold in this offering, we may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

CUSIP	61773H2M0

Investment description

•	Linked to the lowest performing of the Dow Jones Industrial AverageSM, the Russell 2000® Index and the S&P 500® Index (each referred to as an “underlying”)

•	Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of the face amount at maturity. Instead, the securities provide for a maturity payment amount that may be significantly less than the face amount, and may be zero.

At maturity, the maturity payment amount per $1,000 face amount of securities will be determined as follows:

o	If the level of the lowest performing underlying increases:

You will receive the face amount plus a positive return equal to at least 153% (to be determined on the pricing date) of the percentage increase in the level of the lowest performing underlying from its starting level.

o	If the level of the lowest performing underlying decreases, but the decrease is not more than 25%:

You will receive the face amount.

o	If the level of the lowest performing underlying decreases by more than 25%:

You will have full downside exposure to the decrease in the level of the lowest performing underlying from its starting level, and you will lose more than 25%, and possibly all, of the face amount

•	Investors may lose a significant portion, or all, of the face amount of the securities.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any securities included in either of the underlyings.

•	No periodic interest payments or dividends.

•	No exchange listing; designed to be held to maturity.

*To the extent the issuer makes any change to the pricing date or original issue date, the calculation day and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $913.40, or within $13.40 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary terms for further information.

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary terms. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus before making a decision to invest in the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Hypothetical payoff diagram

The payoff diagram to the right reflects a range of hypothetical underlying returns of the lowest performing underlying and is based on the hypothetical participation rate of 153% and the threshold level of 75% of the starting level for each underlying.

This diagram has been prepared for purposes of illustration only. Your actual return will depend on the actual ending levels of the underlyings and participation rate and whether you hold your securities to maturity.

Hypothetical returns

The hypothetical return table below is based on the hypothetical participation rate of 153%, the threshold level of 75% of the starting level for each underlying and a hypothetical starting level of 100 for each underlying. The following examples are for illustrative purposes only. The actual starting levels, threshold levels and participation rate will be determined on the pricing date.

Performance of the Lowest Performing Underlying*		Performance of the Securities(1)
Ending Level	Underlying Return	Maturity Payment Amount	Return on Securities(2)
200	100.00%	$2,530.00	153.00%
190	90.00%	$2,377.00	137.70%
180	80.00%	$2,224.00	122.40%
170	70.00%	$2,071.00	107.10%
160	60.00%	$1,918.00	91.80%
150	50.00%	$1,765.00	76.50%
140	40.00%	$1,612.00	61.20%
130	30.00%	$1,459.00	45.90%
120	20.00%	$1,306.00	30.60%
110	10.00%	$1,153.00	15.30%
105	5.00%	$1,076.50	7.65%
100(3)	0.00%	$1,000.00	0.00%
95	-5.00%	$1,000.00	0.00%
90	-10.00%	$1,000.00	0.00%
80	-20.00%	$1,000.00	0.00%
75	-25.00%	$1,000.00	0.00%
74	-26.00%	$740.00	-26.00%
70	-30.00%	$700.00	-30.00%
60	-40.00%	$600.00	-40.00%
50	-50.00%	$500.00	-50.00%
40	-60.00%	$400.00	-60.00%
30	-70.00%	$300.00	-70.00%
20	-80.00%	$200.00	-80.00%
10	-90.00%	$100.00	-90.00%
0	-100.00%	$0.00	-100.00%

*The underlyings exclude cash dividend payments on stocks included in the underlyings.

(1) Assumes a participation rate of 153%. The actual participation rate will be determined on the pricing date.

(2) The “Return on Securities” is the number, expressed as a percentage, which results from comparing the maturity payment amount per $1,000 face amount of securities to the purchase price of $1,000 per security.

(3) The hypothetical starting level of each underlying.

How the maturity payment amount is calculated

If the ending level of the lowest performing underlying is greater than its starting level:

$1,000 + [$1,000 × underlying return of lowest performing underlying × participation rate]

If the ending level of the lowest performing underlying is less than or equal to its starting level, but greater than or equal to its threshold level:

the face amount of $1,000

If the ending level of the lowest performing underlying is less than its threshold level:

$1,000 + [$1,000 × underlying return of lowest performing underlying]

If the ending level of the lowest performing underlying is less than its threshold level, you will lose more than 25%, and possibly all, of the face amount of your securities at maturity.

Notwithstanding anything to the contrary in the accompanying product supplement for PLUS, the amount you will receive at maturity will be the maturity payment amount, defined and calculated as provided herein and in the accompanying preliminary terms.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

•	The securities do not pay interest, and you will lose more than 25%, and possibly all, of the face amount of your securities at maturity if the ending level of the lowest performing underlying is less than its respective threshold level.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the values of the underlyings at any time other than the calculation day.

•	Investing in the securities is not equivalent to investing in the underlyings.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The maturity date may be postponed if the calculation day is postponed.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlyings

•	You are exposed to the price risk of each underlying.

•	Because the securities are linked to the performance of the lowest performing underlying, you are exposed to greater risk of sustaining a significant loss on your investment than if the securities were linked to just one underlying.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	Adjustments to the underlyings could adversely affect the value of the securities.

•	Historical levels of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying preliminary terms.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security. MS & Co., Wells Fargo Securities, LLC and our respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying preliminary terms, product supplement for PLUS, index supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“Dow Jones,” “Dow Jones Industrial Average,” “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC.

The “Russell 2000® Index” is a trademark of FTSE Russell.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

4